THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

September 5, 2008

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Earth Dragon Resources Inc.
       Form S-1 Registration Statement
       File No. 333-152619

Dear Mr. Schwall:

     Pursuant to your letter of comments dated August 22, 2008 regarding the above matter, please be advised as follows:

Risk Factor

     1. The information has been revised and clarified and a new risk factor included in the registration statement.

Management’s Discussion and Analysis or Plan of Operation.

     2. The information requested has been provided.

     3. The disclosure has been revised as requested.

     4. The trust agreement has been amended and filed as Exhibit 10.2. Further the disclosure related thereto has modified as requested.

Exhibit 5.1

     5. The opinion has been revised as requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:   CONRAD C. LYSIAK
         Conrad C. Lysiak